EXHIBIT 5.2
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Nabors Industries, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067
30 March 2009
Dear Sirs
Nabors Industries Ltd. (the “Guarantor”)
We have acted as legal counsel in Bermuda to the Guarantor in connection with a guarantee to be granted by the Guarantor in support of US$1,125,000,000 aggregate principal amount of 9.25% Senior Notes due 2019 (the “Exchange Notes”) to be offered to the public by Nabors Industries, Inc., a Delaware Corporation (the “Company”) pursuant to an indenture dated 12 January 2009 (the “Indenture”) by and among the Company as issuer, the Guarantor and Wells Fargo Bank, National Association, as trustee (the “Trustee”) and the registration rights agreement dated 12 January 2009 (the “Registration Rights Agreement”) among the Company, the Guarantor, Goldman Sachs, & Co., Citigroup Global Markets Inc.. UBS Securities LLC and Deutsche Bank Securities Inc. (as representatives of the Initial Purchasers) which provide for the guarantee of the Exchange Notes by the Guarantor (the “Guarantee”) to the extent set forth in the Indenture. The Exchange Notes are to be issued pursuant to an exchange offer (the “Exchange Offer”) in exchange for a like principal amount of the issued and outstanding 9.25% Senior Notes due 2019 of the Company (the “Old Notes”) under the Indenture, as contemplated by the Registration Rights Agreement.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”) in connection with the execution of the following agreements:
(i)	the Indenture;

(ii)	the Registration Rights Agreement;

(iii)	the form of Guarantee attached to the Exchange Notes; and

(iv)	the Registration Statement
(The Indenture, the Registration Rights Agreement and the form of Guarantee attached to the Exchange Notes are hereinafter collectively referred to as the “Subject Agreements”).
For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”) together with such other documentation as we have considered requisite to this opinion. Unless otherwise defined herein, capitalised terms have the meanings assigned to them in the Purchase Agreement.
Assumptions
In stating our opinion we have assumed:
(a)	the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, faxed or photostatic copies;

(b)	that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)	the genuineness of all signatures on the Documents;

(d)	the authority, capacity and power of each of the persons signing the Documents (other than the Guarantor in respect of the Subject Agreements);

(e)	that any representation, warranty or statement of fact or law, other than as to the laws of Bermuda, made in any of the Documents is true, accurate and complete;

(f)	that the Subject Agreements constitute the legal, valid and binding obligations of each of the parties thereto, other than the Guarantor, under the laws of its jurisdiction of incorporation or its jurisdiction of formation;

(g)	that the Subject Agreements have been validly authorised, executed and delivered by each of the parties thereto, other than the Guarantor, and the performance thereof is within the capacity and powers of each such party thereto, and that each such party to which the Guarantor purportedly delivered the Subject Agreements has actually received and accepted delivery of such Subject Agreements;

(h)	that the Subject Agreements will effect, and will constitute legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their terms, under the laws of New York by which they are expressed to be governed;

(i)	that the Subject Agreements are in the proper legal form to be admissible in evidence and enforced in the courts of New York and in accordance with the laws of New York;

(j)	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by the execution or delivery of the Subject Agreements or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation under, or action to be taken under, the Subject Agreements is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

(k)	that none of the parties to the Subject Agreements maintains a place of business (as defined in section 4(6) of the Investment Business Act 2003) in Bermuda;

(l)	that the Guarantor is not carrying on deposit-taking business in or from within Bermuda under the provisions of the Banks and Deposit Companies Act 1999 as amended from time to time;

(m)	that the Company Search was complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date of the Company Search been materially altered;

(n)	that the Litigation Search was complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date of the Litigation Search been materially altered;

(o)	that the Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions adopted by the Executive Committee of the Board of Directors of the Guarantor as unanimous written resolutions and that there is no matter affecting the authority of the Directors to effect entry by the Guarantor into the Subject Agreements, not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinions expressed herein;

(p)	that none of the parties to the Subject Agreements have express or constructive knowledge of any circumstance whereby any Director of the Guarantor, when the Board of Directors of the Guarantor passed the Resolutions, failed to discharge his fiduciary duty owed to the Guarantor and to act honestly and in good faith with a view to the best interests of the Guarantor;

(q)	that the Guarantor has entered into its obligations under the Subject Agreements in good faith for the purpose of carrying on its business and that, at the time it did so, there were reasonable grounds for believing that the transactions contemplated by the Subject Agreements would benefit the Guarantor;

(r)	that each transaction to be entered into pursuant to the Subject Agreements is entered into in good faith and for full value and will not have the effect of preferring one creditor over another; and

(s)	that, when executed and delivered, the Guarantee will be in a form which does not differ in any material respect from the drafts which we have examined for the purposes of this opinion.

Opinion
Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:
(1)	The Guarantor is an exempted company incorporated with limited liability and existing under the laws of Bermuda. The Guarantor possesses the capacity to sue and be sued in its own name and is in good standing under the laws of Bermuda.

(2)	The Guarantor has full corporate power and authority to own its properties and conduct its business as described in the Registration Statement.

(3)	The Guarantor has all requisite corporate power and authority to enter into, execute, deliver, and perform its obligations under the Subject Agreements to which it is a party and to take all action as may be necessary to complete the transactions contemplated thereby.

(4)	The execution, delivery and performance by the Guarantor of the Subject Agreements, including the Guarantee, and the transactions contemplated thereby have been duly authorised by all necessary corporate action on the part of the Guarantor.

(5)	The Indenture and the Registration Rights Agreement have been duly executed by the Guarantor and each constitutes legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms.

(6)	When the Exchange Notes, including the Guarantee, have been duly executed and authenticated in accordance with the terms of the Indenture and have been delivered upon consummation of the Exchange Offer against receipt of the Old Notes surrendered in exchange therefore in accordance with the terms of the Exchange offer, the Guarantee will constitute a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

(7)	Subject as otherwise provided in this opinion, and except as provided in this paragraph, no consent, licence or authorisation of, filing with, or other act by or in respect of, any governmental authority or court of Bermuda is required to be obtained by the Guarantor in connection with the execution, delivery or performance by the Guarantor of the Subject

Agreements or to ensure the legality, validity, admissibility into evidence or enforceability as to the Guarantor, of the Subject Agreements.

(8)	The execution, delivery and performance by the Guarantor of the Subject Agreements and the transactions contemplated thereby do not and will not violate, conflict with or constitute a default under (i) any requirement of any law or any regulation of Bermuda or (ii) the Constitutional Documents.

(9)	The transactions contemplated by the Subject Agreements are not subject to any currency deposit or reserve requirements in Bermuda. The Guarantor has been designated as “non-resident” for the purposes of the Exchange Control Act 1972 and regulations made thereunder and there is no restriction or requirement of Bermuda binding on the Guarantor which limits the availability or transfer of foreign exchange (i.e. monies denominated in currencies other than Bermuda dollars) for the purposes of the performance by the Guarantor of its obligations under the Subject Agreements.

(10)	The financial obligations of the Guarantor under the Subject Agreements rank at least pari passu in priority of payment with all other unsecured and unsubordinated indebtedness (whether actual or contingent) issued, created or assumed by the Guarantor other than indebtedness which is preferred by virtue of any provision of Bermuda law of general application.

(11)	The choice of the laws of New York as the proper law to govern the Subject Agreements is a valid choice of law under Bermuda law and such choice of law would be recognised, upheld and applied by the courts of Bermuda as the proper law of the Subject Agreements in proceedings brought before them in relation to the Subject Agreements, provided that (i) the point is specifically pleaded; (ii) such choice of law is valid and binding under the laws of New York and (iii) recognition would not be contrary to public policy as that term is understood under Bermuda law.

(12)	The submission by the Guarantor to the jurisdiction of the courts of New York pursuant to the Subject Agreements is not contrary to Bermuda law and would be recognised by the courts of Bermuda as a legal, valid and binding submission to the jurisdiction of the courts of New York, if such submission is accepted by such courts and is legal, valid and binding under the laws of New York.

(13)	A final and conclusive judgment of a foreign court against the Guarantor based upon the Subject Agreements (other than a court of jurisdiction to which The Judgments (Reciprocal Enforcement) Act 1958 applies, and it does not apply to the courts of the New York) under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the foreign court’s judgment. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that:
(i)	the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and

(ii)	the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law.
Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation.

(14)	Neither the Guarantor nor any of its assets or property enjoys, under Bermuda law, immunity on the grounds of sovereignty from any legal or other proceedings whatsoever or from enforcement, execution or attachment in respect of its obligations under the Subject Agreements.

(15)	Based solely upon the Company Search and the Litigation Search:
(i)	no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending against or affecting the Guarantor; and

(ii)	no notice to the Registrar of Companies of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given. No petition to wind up the Guarantor or application to reorganise its affairs pursuant to a Scheme of Arrangement or application for the appointment of a receiver has been filed with the Supreme Court.
(16)	The Guarantor has received an assurance from the Ministry of Finance granting an exemption, until 28 March 2016, from the imposition of tax under any applicable Bermuda law computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, provided that such exemption shall not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to land in Bermuda leased to the Guarantor. There are, subject as otherwise provided in this opinion, no Bermuda taxes, stamp or documentary taxes, duties or similar charges now due, or which could in the future become due, in connection with the execution, delivery, performance or enforcement of the Subject Agreements or the transactions contemplated thereby, or in connection with the admissibility in evidence thereof and the Guarantor is not required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment it may make thereunder.
Reservations
We have the following reservations:
(a)	The term “enforceable” as used in this opinion means that there is a way of ensuring that each party performs an agreement or that there are remedies available for breach.

(b)	We express no opinion as to the availability of equitable remedies such as specific performance or injunctive relief, or as to any matters which are within the discretion of the courts of Bermuda in respect of any obligations of the Guarantor as set out in the Subject Agreements. In particular, we express no opinion as to the enforceability of any present or future waiver of any provision of law (whether substantive or procedural) or of any right or remedy which might otherwise be available presently or in the future under the Subject Agreements.

(c)	Enforcement of the obligations of the Guarantor under the Subject Agreements may be limited or affected by applicable laws from time to time in effect relating to bankruptcy, insolvency or liquidation or any other laws or other legal procedures affecting generally the enforcement of creditors’ rights.

(d)	Enforcement of the obligations of the Guarantor may be the subject of a statutory limitation of the time within which such proceedings may be brought.

(e)	We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof.

(f)	Where an obligation is to be performed in a jurisdiction other than Bermuda, the courts of Bermuda may refuse to enforce it to the extent that such performance would be illegal under the laws of, or contrary to public policy of, such other jurisdiction.

(g)	We express no opinion as to the validity, binding effect or enforceability of any provision incorporated into any of the Subject Agreements by reference to a law other than that of Bermuda, or as to the availability in Bermuda of remedies which are available in other jurisdictions.

(h)	A receiver or manager of the Guarantor appointed pursuant to the Subject Agreements is required to give notice to the Registrar of Companies in Bermuda within seven days of the date of the order or appointment in accordance with Section 60 of the Act and in the form provided for by the Companies Forms Rules 1982. On payment of the appropriate fee, the Registrar of Companies shall enter the fact of this appointment in the Register of Charges maintained pursuant to Part V of the Act. Such a receiver or manager must be duly qualified pursuant to and comply with the provisions of Part XIV of the Act.

The powers granted to a receiver or manager under the Subject Agreements will be ineffective or limited to the extent that they conflict with or purport to give the receiver or manager powers which are by statute reserved exclusively to the Board of Directors or Shareholders of the relevant Bermuda company, such as the power to use the common seal and power to change the registered office. The exercise of such powers will also be subject to the discretion of the courts in Bermuda which is wide and exercisable on general equitable grounds.

Under the Bermuda Immigration and Protection Act 1956, non-Bermudians are not permitted to engage in gainful employment without a work permit. This may affect the ability of any receiver or manager appointed under the Subject Agreements to carry out his duties or exercise his powers in Bermuda but would not prevent him from appointing an agent or joint receiver in Bermuda, where necessary.

(i)	Where a person is vested with a discretion or may determine a matter in his or its opinion, such discretion may have to be exercised reasonably or such an opinion may have to be based on reasonable grounds.

(j)	Any provision in the Subject Agreements that certain calculations or certificates will be conclusive and binding will not be effective if such calculations or certificates are fraudulent or erroneous on their face and will not necessarily prevent juridical enquiries into the merits of any claim by an aggrieved party.

(k)	We express no opinion as to the validity or binding effect of any provision in the Subject Agreements for the payment of interest at a higher rate on overdue amounts than on amounts which are current, or that liquidated damages are or may be payable. Such a provision may not be enforceable if it could be established that the amount expressed as being payable was in the nature of a penalty; that is to say a requirement for a stipulated sum to be paid irrespective of, or necessarily greater than, the loss likely to be sustained. If it cannot be demonstrated to the Bermuda court that the higher payment was a reasonable pre-estimate of the loss suffered, the court will determine and award what it considers to be reasonable damages. Section 9 of The Interest and Credit Charges (Regulations) Act 1975 provides that the Bermuda courts have discretion as to the amount of interest, if any, payable on the amount of a judgment after date of judgment. If the Court does not exercise that discretion, then interest will accrue at the statutory rate which is currently 7% per annum.

(l)	We express no opinion as to the validity or binding effect of any provision of the Subject Agreements which provides for the severance of illegal, invalid or unenforceable provisions.

(m)	A Bermuda court may refuse to give effect to any provisions of the Subject Agreements in respect of costs of unsuccessful litigation brought before the Bermuda court or where that court has itself made an order for costs.

(n)	Searches of the Register of Companies at the office of the Registrar of Companies and of the Supreme Court Causes Book at the Registry of the Supreme Court are not conclusive and it should be noted that the Register of Companies and the Supreme Court Causes Book do not reveal:
(i)	details of matters which have been lodged for filing or registration which as a matter of best practice of the Registrar of Companies or the Registry of the Supreme Court would have or should have been disclosed on the public file, the Causes Book or the Judgment Book, as the case may be, but for whatever reason have not actually been filed or registered or are not disclosed or which, notwithstanding filing or registration, at the date and time the search is concluded are for whatever reason not disclosed or do not appear on the public file, the Causes Book or Judgment Book;

(ii)	details of matters which should have been lodged for filing or registration at the Registrar of Companies or the Registry of the Supreme Court but have not been lodged for filing or registration at the date the search is concluded;

(iii)	whether an application to the Supreme Court for a winding-up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Causes Book at the date and time the search is concluded;

(iv)	whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed; or

(v)	whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act 1981.
Furthermore, in the absence of a statutorily defined system for the registration of charges created by companies incorporated outside Bermuda (“overseas companies”) over their assets located in Bermuda, it is not possible to determine definitively from searches of the Register of Charges maintained by the Registrar of Companies in respect of such overseas companies what charges have been registered over any of their assets located in Bermuda or whether any one charge has priority over any other charge over such assets.

(o)	In order to issue this opinion we have carried out the Company Search as referred to in the Schedule of this opinion and have not enquired as to whether there has been any change since the date of such search.

(p)	In order to issue this opinion we have carried out the Litigation Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such search.

(q)	In paragraph (1) above, the term “good standing” means that the Guarantor has received a Certificate of Compliance from the Registrar of Companies

(r)	Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of the company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the company.
Disclosure
This opinion is addressed to you and we hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our Firm under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.
This opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent, except as may be required by law or regulatory authority. Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable laws or the existing facts or circumstances should change.
This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.
Yours faithfully

/s/ APPLEBY

THE SCHEDULE
1.	The entries and filings shown in respect of the Guarantor on the file of the Guarantor maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search conducted on 30 March 2009 (the “Company Search”).

2.	The entries and filings shown in respect of the Guarantor in the Supreme Court Causes Book maintained at the Registry of the Supreme Court in Hamilton, Bermuda, as revealed by a search conducted on 30 March 2009 (the “Litigation Search”).

3.	Certified copies of the Certificate of Incorporation, Memorandum of Association and Bye-Laws for the Guarantor (collectively referred to as the “Constitutional Documents”).

4.	Certified copy of the unanimous written resolutions of the Executive Committee of the Board of Directors of the Guarantor adopted on 6 January 2009 (the “Resolutions”).

5.	A certified copy of the “Foreign Exchange Letter” dated 11 December 2001 and of its letter of permission dated 2 December 2002, 15 April 2002, issued by the Bermuda Monetary Authority, Hamilton Bermuda in relation to the Guarantor.

6.	A certified copy of the “Tax Assurance” dated 7 January 2002 issued by the Registrar of Companies for the Minister of Finance in relation to the Guarantor.

7.	A Certificate of Compliance dated 30 March 2009 issued by the Registrar of Companies in respect of the Guarantor.

8.	A certified copy of the Register of Directors and Officers in respect of the Guarantor.

9.	An electronic copy of the Registration Statement dated 30 March 2009 in connection with the Exchange Offer (the “Registration Statement”).

10.	An electronic copy of the Indenture dated 12 January 2009 by and among the Company (as issuer), the Guarantor (as guarantor) and Wells Fargo Bank, National Association (as trustee) (the “Indenture”).

11.	An electronic copy of the form of Guarantee attached to the Exchange Notes pursuant to which the Guarantor fully and unconditionally guarantees the due and punctual payment of premium, if any, and interest on the Notes and any other obligations of the Company under the Notes (the “Guarantee”).

12.	An electronic copy of the executed Registration Rights Agreement dated 12 January 2009 by and among the Company, the Guarantor, and Goldman Sachs, & Co., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC (as representatives of the initial purchasers) pursuant to which the Company and Guarantor agreed to file with the U.S. Securities and Exchange Commission under circumstances set forth therein, one or more registration statements under the Securities Act of 1988 as amended relating to the Exchange Notes and the Guarantor’s Exchange Guarantees to be offered in exchange for the Notes and the Guarantees (the “Registration Rights Agreement”).